April 17, 2025

David A. Gardella
Chief Financial Officer
Donnelley Financial Solutions, Inc.
391 Steel Way
Lancaster, PA 17601

        Re: Donnelley Financial Solutions, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2024
            Filed February 18, 2025
            File No. 001-37728
Dear David A. Gardella:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2024
Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 27

1. In several places you refer to sales mix affecting various aspects of your results, either favorably or unfavorably. Please discuss how and why sales mix affects your results, the extent of its impact, and the reason for the favorable/unfavorable impact. Refer to
       Item 303(a), (b) and (b)(2)(iii) of Regulation S-K.
Results of Operations for the Year Ended December 31, 2024 as Compared to the
Year
Ended December 31, 2023 and the Year Ended December 31, 2, page 28

2. Several of the factors you note as contributing to variances between periods in results and operating cash flows are not quantified as to their magnitude. Please revise to include quantitative terms pursuant to Item 303(b) of Regulation S-K. In closing, we remind you that the company and its management are responsible for
 April 17, 2025
Page 2

the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Amy Geddes at 202-551-3304 or Doug Jones at 202-551-3309 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services